Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Unaudited Condensed Interim Consolidated Statements of Financial Position	F-2

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss	F-3

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	F-4 – F-5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-8 – F-11

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands

	June 30,		December 31,
	2026	2025	2025

Cash and cash equivalents	4,344	1,059	4,799
Short-term bank deposits	30,997	31,377	48,341
Trade receivables	1,689	5,012	1,621
Inventories	4,117	3,843	4,093
Other receivables	1,804	1,788	1,110
Total current assets	42,951	43,079	59,964

Other receivables	88	37	28
Long-term restricted bank deposits	449	453	439
Property, plant and equipment	21,356	15,724	18,640
Right-of-use assets	7,035	7,642	7,151
Intangible assets	-	66	33
Total non-current assets	28,928	23,922	26,291

Total assets	71,879	67,001	86,255

Current maturities of long-term liabilities	932	822	870
Warrants	4,736	18,992	12,659
Trade payables and accrued expenses	7,626	5,880	7,648
Other payables	5,249	3,377	4,531
Total current liabilities	18,543	29,071	25,708

Grants received in advance	-	758	-
Liabilities in respect of IIA grants	8,784	8,504	8,291
Lease liabilities	8,605	8,070	8,152
Severance pay liability, net	303	479	472
Total non-current liabilities	17,692	17,811	16,915

Total liabilities	36,235	46,882	42,623

Shareholders' equity:
Ordinary shares of NIS 0.07 par value:
Authorized: 20,000,000 shares as of June 30, 2026; December 31, 2025 and June 30, 2025; Issued and Outstanding: 12,910,278 as of June 30, 2026; 12,835,185 as of December 31, 2025; and 10,875,631 as of June 30, 2025	260	216	258
Share premium	274,674	239,014	272,331
Foreign currency translation adjustments	(21)	(21)	(32)
Accumulated deficit	(239,269)	(219,090)	(228,925)
Total equity	35,644	20,119	43,632

Total liabilities and equity	71,879	67,001	86,255

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss

U.S. dollars in thousands (except for share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025	2026	2025	2025
Revenues from sale of products	3,139	3,162	2,611	1,754	5,769
Revenues from development services	1,229	6,314	371	3,874	10,800
Revenues from license agreements and royalties	199	187	110	80	390
Total revenues	4,567	9,663	3,092	5,708	16,959

Cost of revenues from sale of products	2,848	2,412	2,414	1,302	4,727
Cost of revenues from development services	1,047	5,156	333	3,056	8,946
Cost of revenues from license agreements and royalties	12	15	8	8	32
Total cost of revenues	3,907	7,583	2,755	4,366	13,705

Gross profit	660	2,080	337	1,342	3,254

Research and development	11,086	6,377	5,901	3,491	14,320
Selling and marketing	2,849	2,749	1,592	1,462	5,765
General and administrative	4,602	3,891	2,302	2,105	8,448
Other expenses (income)	(439)	4	-	-	(13)
Total operating expenses	18,098	13,021	9,795	7,058	28,520

Operating loss	(17,438)	(10,941)	(9,458)	(5,716)	(25,266)

Financial income	8,692	925	3,220	429	4,017
Financial expenses	(1,582)	(3,985)	(1,121)	(7,993)	(2,461)
Financing income (expenses), net	7,110	(3,060)	2,099	(7,564)	1,556

Loss before taxes on income	(10,328)	(14,001)	(7,359)	(13,280)	(23,710)

Taxes on income	(16)	(43)	(33)	(38)	(169)

Net loss	(10,344)	(14,044)	(7,392)	(13,318)	(23,879)

Other comprehensive income (loss):
Foreign currency translation adjustments	11	(10)	5	(11)	(21)

Total comprehensive loss	(10,333)	(14,054)	(7,387)	(13,329)	(23,900)

Loss per share data:
Basic net loss per share	(0.80)	(1.30)	(0.57)	(1.23)	(2.10)
Diluted net loss per share	(1.36)	(1.30)	(0.77)	(1.23)	(2.10)
Number of shares used in calculating basic loss per share	12,861,870	10,816,990	12,883,835	10,835,251	11,376,571
Number of shares used in calculating diluted loss per share	13,261,930	10,816,990	13,206,306	10,835,251	11,376,571

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance as of April 1, 2026	258	273,069	(26)	(231,877)	41,424

Loss for the period	-	-	-	(7,392)	(7,392)
Other comprehensive income	-	-	5		5
Total comprehensive loss	-	-	5	(7,392)	(7,387)
Exercise of options and warrants	2	850	-	-	852
Share-based compensation	-	755	-	-	755

Balance as of June 30, 2026 (unaudited)	260	274,674	(21)	(239,269)	35,644

Balance as of April 1, 2025	215	236,839	(10)	(205,772)	31,272

Loss for the period	-	-	-	(13,318)	(13,318)
Other comprehensive loss	-	-	(11)	-	(11)
Total comprehensive loss	-	-	(11)	(13,318)	(13,329)
Exercise of options and warrants	1	1,313	-	-	1,314

Share-based compensation	-	862	-	-	862

Balance as of June 30, 2025 (unaudited)	216	239,014	(21)	(219,090)	20,119

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

U.S. dollars in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
Balance as of December 31, 2025 (audited)	258	272,331	(32)	(228,925)	43,632
Loss for the period	-	-	-	(10,344)	(10,344)
Other comprehensive income			11		11
Total comprehensive loss	-	-	11	(10,344)	(10,333)
Exercise of options and warrants	2	944	-	-	946
Share-based compensation		1,399	-	-	1,399
Balance as of June 30, 2026 (unaudited)	260	274,674	(21)	(239,269)	35,644

Balance as of December 31, 2024 (audited)	215	235,995	(11)	(205,046)	31,153
Loss for the period	-	-	-	(14,044)	(14,044)
Other comprehensive loss			(10)	-	(10)
Total comprehensive loss	-	-	(10)	(14,044)	(14,054)
Exercise of options and warrants	1	1,313	-	-	1,314
Share-based compensation	-	1,706	-	-	1,706
Balance as of June 30, 2025 (unaudited)	216	239,014	(21)	(219,090)	20,119

Balance as of December 31, 2024 (audited)	215	235,995	(11)	(205,046)	31,153
Loss for the period	-	-	-	(23,879)	(23,879)
Other comprehensive loss	-	-	(21)	-	(21)
Total comprehensive loss	-	-	(21)	(23,879)	(23,900)
Exercise of options and warrants	6	5,899	-	-	5,905
Issuance of ordinary shares, net of issuance expenses	37	27,329	-	-	27,366
Share-based compensation	-	3,108	-	-	3,108
Balance as of December 31, 2025 (audited)	258	272,331	(32)	(228,925)	43,632

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025	2026	2025	2025
Cash flows from operating activities:
Net loss	(10,344)	(14,044)	(7,392)	(13,318)	(23,879)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	780	752	402	394	1,860
Share-based compensation	1,399	1,706	755	862	3,108
Revaluation of warrants accounted at fair value	(7,747)	2,377	(2,811)	6,647	(2,158)
Revaluation of liabilities in respect of IIA grants	539	446	305	203	380
Financing expenses and exchange differences of lease liability	960	943	725	938	1,725
Increase (decrease) in severance pay liability, net	(147)	75	9	48	31
Other expenses (income)	-	4	-	-	(13)
Financial income, net	(925)	(942)	(391)	(424)	(1,891)
Un-realized foreign currency gain	(91)	(21)	(107)	(6)	(51)
	(5,232)	5,340	(1,113)	8,662	2,991
Changes in asset and liability items:

Decrease (increase) in trade receivables	(83)	(217)	(478)	(1,671)	3,211
Decrease (increase) in inventories	(31)	(1,151)	655	(263)	(1,363)
Decrease (increase) in other receivables	(1,300)	(341)	(567)	37	1,665
Increase (decrease) in trade payables and accrued expenses	(151)	691	37	794	2,350
Increase in grants received in advance	724	-	-	-	-
Increase (decrease) in other payables	536	(144)	(269)	3	(1,096)
	(305)	(1,162)	(622)	(1,100)	4,767

Net cash used in operating activities	(15,881)	(9,866)	(9,127)	(5,756)	(16,121)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025	2026	2025	2025

Cash flows from investing activities:

Purchase of property and equipment	(2,894)	(2,008)	(1,074)	(1,049)	(5,505)
Interest received	659	585	83	319	1,591
Proceeds from (investment in) short-term bank deposits, net	17,600	2,985	(1,400)	5,635	(14,036)

Net cash provided by (used in) investing activities	15,365	1,562	(2,391)	4,905	(17,950)

Cash flows from financing activities:

Repayment of lease liabilities	(702)	(537)	(365)	(289)	(1,212)
Proceeds from exercise of warrants and share options	767	838	767	838	3,630
Proceeds from issuance of shares	-	-	-	-	27,416
Repayment of IIA grants	(84)	(114)	-	-	(214)

Net cash provided by (used in) financing activities	(19)	187	402	549	29,620

Exchange rate differences on cash and cash equivalent balances	80	21	109	2	95

Decrease in cash and cash equivalents	(455)	(8,096)	(11,007)	(300)	(4,356)

Balance of cash and cash equivalents at the beginning of the period	4,799	9,155	15,351	1,359	9,155

Balance of cash and cash equivalents at the end of the period	4,344	1,059	4,344	1,059	4,799

Supplemental disclosure of non-cash transactions:
ROU asset, net, recognized with corresponding lease liability	208	1,254	81	1,080	1,433
Purchase of property and equipment in trade payables	(395)	(249)	(169)	(91)	(268)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1: General

a.	Description of the Company and its operations:

MediWound Ltd. was incorporated in Israel in January 2000. The Company which is located in Yavne, Israel (the "Company" or "MediWound"), is a biopharmaceutical company that develops, manufactures and commercializes novel, cost effective, bio-therapeutic, non-surgical solutions for tissue repair and regeneration. The Company’s strategy leverages its breakthrough enzymatic technology platform into a diversified portfolio of biotherapeutics across multiple indications to pioneer solutions for unmet medical needs. The Company’s current portfolio is focused on next-generation protein-based therapies for burn care, wound care and tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, has received in December 2022, an approval from the U.S. Food and Drug Administration (“FDA”) and marketing approval in each country of India, Switzerland and Japan. In addition, it has a marketing authorization from the European Medicines Agency (“EMA”) and regulatory agencies in other international markets for removal of dead or damaged tissue, known as eschar, in adults with deep partial and/or full-thickness thermal burns.

The Company commercializes NexoBrid globally through multiple sales channels.

The Company sells NexoBrid to burn centers in the European Union, United Kingdom and Israel, primarily through its commercial organizations.

The Company has established local distribution channels in multiple international markets, including Asia Pacific, EMEA, CEE and LATAM, which local distributors are also responsible for obtaining local marketing authorization within the relevant territories.

In the United States, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America. On September 21, 2023, the Company announced the U.S. commercial availability of NexoBrid for the removal of eschar in adults with deep partial and/or full-thickness thermal burns.

In August 2024, the Company announced that the FDA has approved a pediatric indication for NexoBrid allowing for eschar removal in pediatric patients aged newborn through eighteen with deep partial and/or full-thickness thermal burns. With this FDA approval, NexoBrid is now authorized for use in the U.S. for all age groups, aligning with its approvals in the European Union and Japan.

The Company’s second investigational next-generation enzymatic therapy product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

In February 2025, the Company announced the initiation of VALUE, a global, pivotal Phase III trial evaluating EscharEx for the treatment of venous leg ulcers (VLUs).

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1: General (Cont.)

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.	The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. which are currently inactive companies.

d.	BARDA Contracts:

In September 2015, the Company was awarded a Biomedical Advanced Research and Developments Authority (“BARDA”) contract for treatment of thermal burn injuries.

This contract was amended multiple times to extend its term until September 2025 and its total value, up to a total amount of $165,000 as of the end of 2022.

In May 2023, BARDA has awarded an additional approximately $10,000 to the Company. The total amount of the contract is comprised of $110,000 to support research and development activities and up to $65,000 to procure Nexobrid for U.S. emergency preparedness (which will be split between the Company and Vericel following Vericel’s agreement).

As of December 31, 2025, the Company has recognized approximately $99,809 in the aggregate, from BARDA for support of its research and development activities and an additional $16,500 for procurement of Nexobrid for U.S. emergency preparedness, which were recorded at the net amount of approximately $10,500 following the split of gross profit agreement with Vericel for the initial BARDA procurement. The contract expired in September 2025. (See also note 4.2)

e.	DOW and MTEC contracts:

On February 17, 2022, the Company entered into a contract with the U.S. Department of War (DOW), through the Medical Technology Enterprise Consortium (MTEC), to develop NexoBrid as a non-surgical solution for field-care burn treatment for the U.S. Army. The contract provides funding up to $2,727.

During 2023, the DOW through MTEC awarded the Company additional funding of $9,117.

In addition, the Company was awarded directly through MTEC funding of $1,190, to advance the development of a new temperature stable formulation of NexoBrid.

In May 2024 the Company was awarded additional funding of $1,557 from the DOW through MTEC. In April 2025 the Company was awarded additional funding of $937 from the DOW through MTEC. In July 2025 the Company was awarded additional funding of $2,715 from the DOW through MTEC. The total funding from the DOW and MTEC is $18,243.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 1: General (Cont.)

f.	The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. From inception to June 30, 2026, the Company has incurred cash outflows from operations, losses from operations, and has an accumulated deficit of $239.3 million.

The Company believes that its existing cash and cash equivalents, and bank deposits of $35.8 million as of June 30, 2026, will be sufficient to fund its operations and capital expenditure for at least twelve months from the date of issuance of these consolidated financial statements.

g.	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. On June 13, 2025, Israel launched Operation “Rising Lion”, a direct military campaign targeting Iranian military and nuclear infrastructure in response to escalating regional security threats. A ceasefire between Israel and Iran was declared on June 24, 2025. In October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip. On February 28, 2026, a joint military operation by the United States and Israel against Iran commenced following escalating regional tensions. In response, Iran launched ballistic missiles and unmanned aerial vehicles toward Israel. On March 1, 2026, hostilities further expanded following rocket fire from Lebanon toward Israel. On April 8, 2026, a ceasefire was announced between the United States and Iran.

The Company's headquarters, manufacturing and R&D facilities are located in Israel. Despite these developments, the Company's operations have remained largely unaffected, and during the period ended June 30, 2026, the impact on the Company's results of operations and financial condition was not material. Nevertheless, the regional security and geopolitical environment remains sensitive and dynamic, and management continues to closely monitor developments and assess their potential impact on the Company's operations and financial condition in the future.

Note 2: Material Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six and three months ended June 30, 2026, have been prepared in accordance with IAS 34 "Interim Financial Reporting".

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2025 (hereinafter – “the annual financial statements”). These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 13, 2026.

b.	Use of judgements and estimates:

In preparing these interim financial statements, management has made judgements and estimates about the future, including climate-related risks and opportunities, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Note 3: Equity

1.	On March 4, 2026, the Company’s Board of Directors approved the grant of 280,150 share options and 31,800 restricted share units (RSUs) to officers, directors and employees of the Company. The share options have an exercise price of $17.60 per share and will vest over a period of 1 to 4 years.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

Notes to Unaudited Condensed Interim Consolidated Financial Statements

U.S. dollars in thousands

Note 3: Equity (Cont.)

2.	On May 25, 2026, 50,000 Series A warrants were exercised into the Company's ordinary shares at an exercise price of $13.475 per ordinary share, in accordance with the terms of the Series A warrant.

The fair value of the warrants which are classified as current liabilities was measured by using the Black-Scholes model. The following inputs were used to determine the fair value:

Contractual period of warrants–0.41 years.

Expected volatility – 43.7%

Risk-free interest rate – 3.96%

Expected dividend yield – 0%.

	Jun-30		Dec-31
	2026	2025	2025

Balance as of January 1	12,659	17,092	17,092
Exercise of warrants	(176)	(477)	(2,275)
Revaluation of warrants accounted at fair value	(7,747)	2,377	(2,158)
Balance at the end of the period	4,736	18,992	12,659

Note 4: Subsequent events

1.	In July and August 2026, 83,487 Series A warrants were exercised into the Company's ordinary shares at an exercise price of $13.475 per ordinary share, for aggregate gross proceeds of $1,125 to the Company.

2.	In April 2026, Vericel was awarded a ten-year BARDA contract valued at up to $197 million to support NexoBrid procurement, vendor-managed inventory services, potential blast-trauma indication development, and next-generation manufacturing and formulation capabilities (The “BARDA Contract”).

In connection with the “BARDA Contract” the Company and Vericel entered into a Master Services Agreement (the “MSA”), in August 2026, covering NexoBrid and next-generation product development activities. Under the MSA, the Company expects to begin recognizing revenue in the second half of 2026 by participating in a next generation development program that has been initiated to support the potential expansion of NexoBrid for use in blast- and friction-related injuries, leveraging real-world evidence.

3.	On August 12, 2026, the Company’s Board of Directors approved the grant of 4,000 share options to a service provider.